SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Date: 12 March 2008

PRUDENTIAL PLC BOARD CHANGES

We announced the appointment of Tidjane Thiam as Group Finance Director and successor to Philip Broadley on 21 September 2007. As required by Listing Rule 9.6.12, we now confirm that Tidjane Thiam will join the Board as Group Finance Director with effect from 25 March 2008. Philip Broadley will cease to be Group Finance Director from that date, but will remain on the Board as an executive director until the Annual General Meeting on 15 May 2008. As announced previously, Philip will leave the Group with effect from 31 May 2008.

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

-ENDS-

Contact name for Enquiries

Sylvia Edwards, Assistant Group Secretary

020 7548 3826

Company official responsible for making notification

Susan Henderson, Deputy Group Secretary

020 7548 3805

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 March, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ SUSAN HENDERSON

Susan Henderson
Deputy Group Secretary